UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated June 18, 2021 titled “GeoPark Comments on Letter from Former Chair”

FOR IMMEDIATE DISTRIBUTION

GEOPARK COMMENTS ON LETTER FROM FORMER CHAIR

Bogota, Colombia – June 18, 2021 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Ecuador, Chile, Brazil and Argentina, today issued the following statement in response to the letter sent to the Board by its former Chair Gerald O’Shaughnessy:

“Since GeoPark’s inception, we have always worked to ensure we have the skills, capabilities and necessary tools to become the leading independent E&P Company in Latin America. As we have grown and matured, we have worked deliberately to strengthen our governance profile and, today, our Board has a majority of independent directors and a newly appointed independent chair, consistent with best practices. We have added two new independent directors in the last 12 months and have nominated a third independent director for election at the upcoming Annual General Meeting. We have also instituted a new Board committee with two independent members to oversee strategic matters. Our Board’s continued evolution and diversification in recent years is an important and notable achievement, and one that we expect will help us build and deliver value to all shareholders.

It is unfortunate that, after 18 years of service as the Chair of GeoPark’s Board, Mr. O’Shaughnessy, 72, has chosen to leave the Board and disparage GeoPark with baseless claims. The Board and the management team are focused on the best interests of the Company and our shareholders. We maintain an open dialogue with our shareholders and are always open to opportunities that will create value for all shareholders.”

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

Innisfree M&A Incorporated
Scott Winter / Gabrielle Wolf
T: +1-212-750-5833

MEDIA:

Sard Verbinnen & Co.
Jared Levy / Kelsey Markovich	GeoPark-SVC@sardverb.com

NOTICE

A copy of GeoPark’s proxy statement and related materials as furnished to the SEC is available at no charge on the SEC website at www.sec.gov. In addition, copies of the proxy statement and other documents may be obtained free of charge by accessing the Company’s website at www.geo-park.com or at www.envisionreports.com/GPRK/2021/1B327AP21E/default.htm?voting=true.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the composition of the Board of Directors, the Board’s evolution and diversification and GeoPark’s focus on value creation for shareholders. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: June 21, 2021